                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (AMENDMENT NO. 2)(1)


                        NOBEL LEARNING COMMUNITIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    65488410
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               HUGH STEVEN WILSON
                                LATHAM & WATKINS
                           701 "B" STREET, SUITE 2100
                        SAN DIEGO, CALIFORNIA 92101-8197
                                 (619) 236-1234
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                NOVEMBER 8, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

                       (Continued on the following pages)


                               Page 1 of 21 Pages

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                 SCHEDULE 13D

 CUSIP NO. 65488410                                                 PAGE 2 OF 21


   1)    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KU LEARNING, L.L.C.

   2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [X]
              (b) [ ]

   3)    SEC USE ONLY

   4)    SOURCE OF FUNDS*

         WC, AF

   5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)     [ ]

   6)    CITIZENSHIP OR PLACE OF ORGANIZATION       DELAWARE

  NUMBER OF             (7)    SOLE VOTING POWER
  SHARES
  BENEFICIALLY          (8)    SHARED VOTING POWER       1,903,500 SHARES(1)
  OWNED BY
  EACH REPORTING        (9)    SOLE DISPOSITIVE POWER
  PERSON
  WITH                  (10)   SHARED DISPOSITIVE POWER  1,883,500 SHARES

  11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,903,500 SHARES(1)

  12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

  13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.2%(2)

  14)    TYPE OF REPORTING PERSON*

         OO

(1)      INCLUDES THE PROXY SHARES AS DESCRIBED IN ITEMS 5 AND 6 HEREIN.

(2) BASED ON 5,921,365 SHARES OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 17, 1999, AS REPORTED IN THE COMPANY'S DEFINITIVE PROXY STATEMENT ON
         SCHEDULE 14A FILED WITH THE COMMISSION ON OCTOBER 7, 1999.

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D
  CUSIP NO.  65488410                                             PAGE 3 OF 21



   1)    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KNOWLEDGE UNIVERSE LEARNING, INC.

   2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [X]
              (b) [ ]

   3)    SEC USE ONLY

   4)    SOURCE OF FUNDS*

         WC, AF

   5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)     [ ]

   6)    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

  NUMBER OF             (7)    SOLE VOTING POWER
  SHARES
  BENEFICIALLY          (8)    SHARED VOTING POWER         1,903,500 SHARES(1)
  OWNED BY
  EACH REPORTING        (9)    SOLE DISPOSITIVE POWER
  PERSON
  WITH                  (10)   SHARED DISPOSITIVE POWER    1,883,500 SHARES


  11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,903,500 SHARES(1)

  12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

  13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.2%(2)

  14)    TYPE OF REPORTING PERSON*

         CO

(1)      INCLUDES THE PROXY SHARES AS DESCRIBED IN ITEMS 5 AND 6 HEREIN.

(2) BASED ON 5,921,365 SHARES OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 17, 1999, AS REPORTED IN THE COMPANY'S DEFINITIVE PROXY STATEMENT ON
         SCHEDULE 14A FILED WITH THE COMMISSION ON OCTOBER 7, 1999.


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D

  CUSIP NO. 65488410                                               PAGE 4 OF 21


   1)    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KNOWLEDGE UNIVERSE, INC.

   2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [X]
              (b) [ ]

   3)    SEC USE ONLY

   4)    SOURCE OF FUNDS*

         WC, AF

   5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)     [ ]

   6)    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

  NUMBER OF             (7)    SOLE VOTING POWER
  SHARES
  BENEFICIALLY          (8)    SHARED VOTING POWER          1,903,500 SHARES(1)
  OWNED BY
  EACH REPORTING        (9)    SOLE DISPOSITIVE POWER
  PERSON
  WITH                  (10)   SHARED DISPOSITIVE POWER     1,883,500 SHARES


  11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,903,500 SHARES(1)

  12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

  13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.2%(2)

  14)    TYPE OF REPORTING PERSON*

         CO


(1)      INCLUDES THE PROXY SHARES AS DESCRIBED IN ITEMS 5 AND 6 HEREIN.

(2) BASED ON 5,921,365 SHARES OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 17, 1999, AS REPORTED IN THE COMPANY'S DEFINITIVE PROXY STATEMENT ON
         SCHEDULE 14A FILED WITH THE COMMISSION ON OCTOBER 7, 1999.


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D
   CUSIP NO. 65488410                                               PAGE 5 OF 21



   1)    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KNOWLEDGE UNIVERSE, L.L.C.

   2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [x]
              (b) [ ]

   3)    SEC USE ONLY

   4)    SOURCE OF FUNDS*

         AF

   5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)     [ ]

   6)    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

  NUMBER OF             (7)    SOLE VOTING POWER
  SHARES
  BENEFICIALLY          (8)    SHARED VOTING POWER         1,903,500 SHARES(1)
  OWNED BY
  EACH REPORTING        (9)    SOLE DISPOSITIVE POWER
  PERSON
  WITH                  (10)   SHARED DISPOSITIVE POWER    1,883,500 SHARES

  11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,903,500 SHARES(1)

  12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

  13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.2%(2)

  14)    TYPE OF REPORTING PERSON*

         OO

(1)      INCLUDES THE PROXY SHARES AS DESCRIBED IN ITEMS 5 AND 6 HEREIN.

(2) BASED ON 5,921,365 SHARES OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 17, 1999, AS REPORTED IN THE COMPANY'S DEFINITIVE PROXY STATEMENT ON
         SCHEDULE 14A FILED WITH THE COMMISSION ON OCTOBER 7, 1999.

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D

 CUSIP NO. 65488410                                                 PAGE 6 OF 21


   1)    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ET HOLDINGS, L.L.C.

   2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [X]
              (b) [ ]

   3)    SEC USE ONLY

   4)    SOURCE OF FUNDS*

         AF

   5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)     [ ]

   6)    CITIZENSHIP OR PLACE OF ORGANIZATION       DELAWARE

  NUMBER OF             (7)    SOLE VOTING POWER
  SHARES
  BENEFICIALLY          (8)    SHARED VOTING POWER       1,903,500 SHARES(1)
  OWNED BY
  EACH REPORTING        (9)    SOLE DISPOSITIVE POWER
  PERSON
  WITH                  (10)   SHARED DISPOSITIVE POWER  1,883,500 SHARES

  11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,903,500 SHARES(1)

  12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

  13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.2%(2)

  14)    TYPE OF REPORTING PERSON*

         OO

(1)      INCLUDES THE PROXY SHARES AS DESCRIBED IN ITEMS 5 AND 6 HEREIN.

(2) BASED ON 5,921,365 SHARES OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 17, 1999, AS REPORTED IN THE COMPANY'S DEFINITIVE PROXY STATEMENT ON
         SCHEDULE 14A FILED WITH THE COMMISSION ON OCTOBER 7, 1999.

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D

 CUSIP NO. 65488410                                                 PAGE 7 OF 21


   1)    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ET CONSOLIDATED, L.L.C.

   2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [X]
              (b) [ ]

   3)    SEC USE ONLY

   4)    SOURCE OF FUNDS*

         AF

   5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)     [ ]

   6)    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

  NUMBER OF             (7)    SOLE VOTING POWER
  SHARES
  BENEFICIALLY          (8)    SHARED VOTING POWER       1,903,500 SHARES(1)
  OWNED BY
  EACH REPORTING        (9)    SOLE DISPOSITIVE POWER
  PERSON
  WITH                  (10)   SHARED DISPOSITIVE POWER  1,883,500 SHARES

  11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,903,500 SHARES(1)

  12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

  13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.2%(2)

  14)    TYPE OF REPORTING PERSON*

         OO

(1)      INCLUDES THE PROXY SHARES AS DESCRIBED IN ITEMS 5 AND 6 HEREIN.

(2) BASED ON 5,921,365 SHARES OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 17, 1999, AS REPORTED IN THE COMPANY'S DEFINITIVE PROXY STATEMENT ON
         SCHEDULE 14A FILED WITH THE COMMISSION ON OCTOBER 7, 1999.

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D

 CUSIP NO. 65488410                                                 PAGE 8 OF 21


   1)    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HAMPSTEAD ASSOCIATES, L.L.C.

   2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [X]
              (b) [ ]

   3)    SEC USE ONLY

   4)    SOURCE OF FUNDS*

         AF

   5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)     [ ]

   6)    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

  NUMBER OF             (7)    SOLE VOTING POWER
  SHARES
  BENEFICIALLY          (8)    SHARED VOTING POWER       1,903,500 SHARES(1)
  OWNED BY
  EACH REPORTING        (9)    SOLE DISPOSITIVE POWER
  PERSON
  WITH                  (10)   SHARED DISPOSITIVE POWER  1,883,500 SHARES

  11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,903,500 SHARES(1)

  12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

  13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.2%(2)

  14)    TYPE OF REPORTING PERSON*

         OO

(1)      INCLUDES THE PROXY SHARES AS DESCRIBED IN ITEMS 5 AND 6 HEREIN.

(2) BASED ON 5,921,365 SHARES OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 17, 1999, AS REPORTED IN THE COMPANY'S DEFINITIVE PROXY STATEMENT ON
         SCHEDULE 14A FILED WITH THE COMMISSION ON OCTOBER 7, 1999.

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D

 CUSIP NO. 65488410                                                 PAGE 9 OF 21


   1)    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MOLLUSK HOLDINGS, LLC

   2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [X]
              (b) [ ]

   3)    SEC USE ONLY

   4)    SOURCE OF FUNDS*

         AF

   5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)     [ ]

   6)    CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA

  NUMBER OF             (7)    SOLE VOTING POWER
  SHARES
  BENEFICIALLY          (8)    SHARED VOTING POWER       1,903,500 SHARES(1)
  OWNED BY
  EACH REPORTING        (9)    SOLE DISPOSITIVE POWER
  PERSON
  WITH                  (10)   SHARED DISPOSITIVE POWER  1,883,500 SHARES

  11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,903,500 SHARES(1)

  12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

  13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.2%(2)

  14)    TYPE OF REPORTING PERSON*

         OO

(1)      INCLUDES THE PROXY SHARES AS DESCRIBED IN ITEMS 5 AND 6 HEREIN.

(2) BASED ON 5,921,365 SHARES OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 17, 1999, AS REPORTED IN THE COMPANY'S DEFINITIVE PROXY STATEMENT ON
         SCHEDULE 14A FILED WITH THE COMMISSION ON OCTOBER 7, 1999.

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D

 CUSIP NO. 65488410                                                PAGE 10 OF 21


   1)    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CEPHALOPOD CORPORATION

   2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [X]
              (b) [ ]

   3)    SEC USE ONLY

   4)    SOURCE OF FUNDS*

         AF

   5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)     [ ]

   6)    CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA

  NUMBER OF             (7)    SOLE VOTING POWER
  SHARES
  BENEFICIALLY          (8)    SHARED VOTING POWER       1,903,500 SHARES(1)
  OWNED BY
  EACH REPORTING        (9)    SOLE DISPOSITIVE POWER
  PERSON
  WITH                  (10)   SHARED DISPOSITIVE POWER  1,883,500 SHARES

  11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,903,500 SHARES(1)

  12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

  13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.2%(2)

  14)    TYPE OF REPORTING PERSON*

         CO

(1)      INCLUDES THE PROXY SHARES AS DESCRIBED IN ITEMS 5 AND 6 HEREIN.

(2) BASED ON 5,921,365 SHARES OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 17, 1999, AS REPORTED IN THE COMPANY'S DEFINITIVE PROXY STATEMENT ON
         SCHEDULE 14A FILED WITH THE COMMISSION ON OCTOBER 7, 1999.

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D

 CUSIP NO. 65488410                                                PAGE 11 OF 21


   1)    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         LAWRENCE INVESTMENTS, LLC

   2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [X]
              (b) [ ]

   3)    SEC USE ONLY

   4)    SOURCE OF FUNDS*

         AF

   5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)     [ ]

   6)    CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA

  NUMBER OF             (7)    SOLE VOTING POWER
  SHARES
  BENEFICIALLY          (8)    SHARED VOTING POWER       1,903,500 SHARES(1)
  OWNED BY
  EACH REPORTING        (9)    SOLE DISPOSITIVE POWER
  PERSON
  WITH                  (10)   SHARED DISPOSITIVE POWER  1,883,500 SHARES

  11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,903,500 SHARES(1)

  12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

  13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.2%(2)

  14)    TYPE OF REPORTING PERSON*

         OO

(1)      INCLUDES THE PROXY SHARES AS DESCRIBED IN ITEMS 5 AND 6 HEREIN.

(2) BASED ON 5,921,365 SHARES OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 17, 1999, AS REPORTED IN THE COMPANY'S DEFINITIVE PROXY STATEMENT ON
         SCHEDULE 14A FILED WITH THE COMMISSION ON OCTOBER 7, 1999.

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D

 CUSIP NO. 65488410                                                PAGE 12 OF 21


   1)    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         LAWRENCE J. ELLISON

   2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [X]
              (b) [ ]

   3)    SEC USE ONLY

   4)    SOURCE OF FUNDS*

         AF

   5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)     [ ]

   6)    CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.

  NUMBER OF             (7)    SOLE VOTING POWER
  SHARES
  BENEFICIALLY          (8)    SHARED VOTING POWER       1,903,500 SHARES(1)
  OWNED BY
  EACH REPORTING        (9)    SOLE DISPOSITIVE POWER
  PERSON
  WITH                  (10)   SHARED DISPOSITIVE POWER  1,883,500 SHARES

  11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,903,500 SHARES(1)

  12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

  13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.2%(2)

  14)    TYPE OF REPORTING PERSON*

         IN

(1)      INCLUDES THE PROXY SHARES AS DESCRIBED IN ITEMS 5 AND 6 HEREIN.

(2) BASED ON 5,921,365 SHARES OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 17, 1999, AS REPORTED IN THE COMPANY'S DEFINITIVE PROXY STATEMENT ON
         SCHEDULE 14A FILED WITH THE COMMISSION ON OCTOBER 7, 1999.


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D

 CUSIP NO. 65488410                                                PAGE 13 OF 21


   1)    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RIDGEVIEW ASSOCIATES, LLC

   2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [X]
              (b) [ ]

   3)    SEC USE ONLY

   4)    SOURCE OF FUNDS*

         AF

   5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)     [X]

   6)    CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA

  NUMBER OF             (7)    SOLE VOTING POWER
  SHARES
  BENEFICIALLY          (8)    SHARED VOTING POWER       1,903,500 SHARES(1)
  OWNED BY
  EACH REPORTING        (9)    SOLE DISPOSITIVE POWER
  PERSON
  WITH                  (10)   SHARED DISPOSITIVE POWER  1,883,500 SHARES

  11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,903,500 SHARES(1)

  12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

  13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.2%(2)

  14)    TYPE OF REPORTING PERSON*

         OO

(1)      INCLUDES THE PROXY SHARES AS DESCRIBED IN ITEMS 5 AND 6 HEREIN.

(2) BASED ON 5,921,365 SHARES OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 17, 1999, AS REPORTED IN THE COMPANY'S DEFINITIVE PROXY STATEMENT ON
         SCHEDULE 14A FILED WITH THE COMMISSION ON OCTOBER 7, 1999.


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D

 CUSIP NO. 65488410                                                PAGE 14 OF 21


   1)    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MICHAEL R. MILKEN

   2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [X]
              (b) [ ]

   3)    SEC USE ONLY

   4)    SOURCE OF FUNDS*

         AF

   5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)     [X]

   6)    CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.

  NUMBER OF             (7)    SOLE VOTING POWER
  SHARES
  BENEFICIALLY          (8)    SHARED VOTING POWER       1,903,500 SHARES(1)
  OWNED BY
  EACH REPORTING        (9)    SOLE DISPOSITIVE POWER
  PERSON
  WITH                  (10)   SHARED DISPOSITIVE POWER  1,883,500 SHARES

  11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,903,500 SHARES(1)

  12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

  13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.2%(2)

  14)    TYPE OF REPORTING PERSON*

         IN

(1)      INCLUDES THE PROXY SHARES AS DESCRIBED IN ITEMS 5 AND 6 HEREIN.

(2) BASED ON 5,921,365 SHARES OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 17, 1999, AS REPORTED IN THE COMPANY'S DEFINITIVE PROXY STATEMENT ON
         SCHEDULE 14A FILED WITH THE COMMISSION ON OCTOBER 7, 1999.


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D

 CUSIP NO. 65488410                                                PAGE 15 OF 21


   1)    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         LOWELL J. MILKEN

   2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [X]
              (b) [ ]

   3)    SEC USE ONLY

   4)    SOURCE OF FUNDS*

         AF

   5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)     [ ]

   6)    CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.

  NUMBER OF             (7)    SOLE VOTING POWER
  SHARES
  BENEFICIALLY          (8)    SHARED VOTING POWER       1,903,500 SHARES(1)
  OWNED BY
  EACH REPORTING        (9)    SOLE DISPOSITIVE POWER
  PERSON
  WITH                  (10)   SHARED DISPOSITIVE POWER  1,883,500 SHARES

  11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,903,500 SHARES(1)

  12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

  13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.2%(2)

  14)    TYPE OF REPORTING PERSON*

         IN

(1)      INCLUDES THE PROXY SHARES AS DESCRIBED IN ITEMS 5 AND 6 HEREIN.

(2) BASED ON 5,921,365 SHARES OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 17, 1999, AS REPORTED IN THE COMPANY'S DEFINITIVE PROXY STATEMENT ON
         SCHEDULE 14A FILED WITH THE COMMISSION ON OCTOBER 7, 1999.


                      *SEE INSTRUCTION BEFORE FILLING OUT!

               This Amendment No. 2 to Schedule 13D ("Amendment No. 2") relating to Nobel Learning Communities, Inc., a Delaware corporation (the "Company"), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Commission on January 26, 1998, as amended by Amendment No. 1 thereto filed with the Commission on June 2, 1998 (together, the "Schedule 13D"). Terms defined in the Schedule 13D and not defined herein have the same meaning as in the Schedule 13D.

ITEM 2.        IDENTITY AND BACKGROUND.

               The information in Item 2 is hereby amended and supplemented by adding the following thereto:

               This schedule is filed by Knowledge Universe Learning, Inc., a Delaware corporation ("KUL, Inc."), Knowledge Universe, Inc., a Delaware corporation ("KU, Inc."), and the Reporting Persons previously disclosed in the
Schedule 13D other than EDU.

               Since the initial filing of the Schedule 13D, (i) EDU has been dissolved and is no longer considered a "Reporting Person," (ii) KUL, Inc. has been formed and is the sole member of KU Learning, (iii) KU, Inc. has been formed and is the sole stockholder of KUL, Inc., and (iv) Knowledge Universe has become the sole stockholder of KU, Inc. For purposes of the Schedule 13D, KUL, Inc. and KU, Inc. shall be considered "Reporting Persons" in addition to the Reporting Persons previously disclosed.

               The principal business of KUL, Inc. is to acquire interests in, and/or operate, other companies and businesses, primarily, but not limited to, companies and businesses engaged in education. The principal business of KU, Inc. is to act as an operating company and to acquire interests in, and/or operate, other companies and businesses, primarily, but not limited to, companies and businesses engaged in education and related industries. The principal executive offices and principal business of KUL, Inc. are located at 844 Moraga Drive, Los Angeles, California 90049. The principal executive offices and principal business of KU, Inc. are located at 844 Moraga Drive, Los Angeles, California 90049 and 150 Shoreline Drive, Redwood City, California 94065. The name, citizenship, business address, present principal occupation or employment and, if applicable, the name, principal business and address of any corporation or other organization in which such employment is conducted, of the executive officers of KUL, Inc. and KU, Inc. are set forth in Appendix I hereto, which is incorporated herein by reference.

               On February 24, 1998, without admitting or denying any liability, Michael Milken consented to the entry of a final judgment in the U.S. District Court for the Southern District of New York in Securities and Exchange Commission v. Michael R. Milken et al., which judgment was entered on February 26, 1998, restraining and enjoining Michael R. Milken from associating with any broker, dealer, investment advisor, investment company or municipal securities dealer and from violating Section 15(a) of the Securities Exchange Act of 1934.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The information in Item 3 is hereby amended and supplemented by adding the following thereto:

               Since the initial filing of the Schedule 13D, the Reporting Persons have purchased an additional 600,000 shares of Common Stock (the "Additional Shares") for aggregate consideration of

$3,750,000 (excluding brokerage commissions) in the transaction described in
Item 5. The source of funds for this transaction was KU, Inc.'s working capital, which KU, Inc. provided to KUL, Inc. as a capital contribution, and which KUL, Inc., in turn, provided to KU Learning as a capital contribution. The Additional Shares shall be considered "Shares" as such term is used in the Schedule 13D and this Amendment No. 2 thereto.

ITEM 4.        PURPOSE OF TRANSACTION.

               The information in Item 4 is hereby amended and supplemented by adding the following thereto:

               The Reporting Persons acquired the Additional Shares described in this Amendment No. 2 in order to increase their equity position in the Company.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               The information in Item 5 is hereby amended and supplemented by adding the following thereto:

               The Reporting Persons may be deemed to beneficially own an aggregate of 1,903,500 shares of Common Stock (including the Proxy Shares described below), representing approximately 32.2% of the outstanding shares of Common Stock, based on 5,921,365 shares of Common Stock outstanding as of September 17, 1999 as reported in the Company's Definitive Proxy Statement on
Schedule 14A filed with the Commission on October 7, 1999. KU Learning has the power to vote and dispose of 1,883,500 of such shares and, as a result of the proxy described below, the power to vote the remaining 20,000 of such shares (the "Proxy Shares") at the Company's 1999 Annual Meeting of Stockholders, or any adjournment thereof (as described below). The Reporting Persons have no power to dispose of or direct the disposition of the Proxy Shares and the Reporting Persons disclaim beneficial ownership of the Proxy Shares.

               Since the initial filing of the Schedule 13D, the Reporting Persons have engaged in the following transaction in shares of the Company's Common Stock: On November 8, 1999, KU Learning purchased 600,000 shares of Common Stock for aggregate consideration of $3,750,000 (or $6.25 per share) in a negotiated transaction effected by Bear Stearns Securities Corp. on the Nasdaq National Market System (the "Transaction").

               KUL, Inc. and KU, Inc. may be deemed to share the powers of voting and disposition of the Shares with KU Learning because KUL, Inc. is the sole member of KU Learning, and KU, Inc. is the sole stockholder of KUL, Inc., and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share the beneficial ownership of, any shares of the Common Stock beneficially owned by KU Learning.

               Except as described in this Amendment No. 2, neither the Reporting Persons nor any person named in Appendix I hereto has effected transactions in the Common Stock of the Company during the past 60 days. Other than as set forth above with respect to the Proxy Shares, no person other than the

Reporting Persons has the right to receive or the power to direct the receipt of dividends from or, the proceeds from the sale of, the Shares of the Common Stock covered by the Schedule 13D and this Amendment No. 2.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               The information in Item 6 is hereby amended and supplemented by adding the following thereto:

               Prior to the Transaction, the 600,000 shares of Common Stock purchased by KU Learning in the Transaction together with an additional 20,000 shares of Common Stock were subject to a Proxy dated November 3, 1999 granted by Chase Manhattan Bank in favor of Robert M. Gintel to vote such shares at the Company's 1999 Annual Meeting of Stockholders, or any adjournment thereof (the "Proxy"). Mr. Gintel delivered the Proxy to KU Learning and offered to assign his rights under the Proxy to KU Learning in an Assignment of Proxy dated November 10, 1999 ("Assignment of Proxy").

               A copy of the Assignment of Proxy (including the Proxy as Exhibit A thereto) is filed as Exhibit 3 to this Amendment No. 2 and is incorporated by reference herein.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               The information in Item 7 is hereby amended and supplemented by adding the following thereto:

               Exhibit 3 Assignment of Proxy (including the Proxy as Exhibit A thereto)

                                                                   PAGE 19 OF 21
                                   SIGNATURES

               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 10, 1999           KU LEARNING, L.L.C.,
                                    a Delaware limited liability company

                                            /s/ Stanley E. Maron
                                    --------------------------------------------
                                    By:     Stanley E. Maron
                                    Its:    Assistant Secretary


                                    KNOWLEDGE UNIVERSE LEARNING, INC.
                                    a Delaware corporation

                                            /s/ Stanley E. Maron
                                    --------------------------------------------
                                    By:     Stanley E. Maron
                                    Its:    Secretary


                                    KNOWLEDGE UNIVERSE, INC.
                                    a Delaware corporation

                                            /s/ Stanley E. Maron
                                    --------------------------------------------
                                    By:     Stanley E. Maron
                                    Its:    Secretary


                                    KNOWLEDGE UNIVERSE, L.L.C.,
                                    a Delaware limited liability company

                                            /s/ Stanley E. Maron
                                    --------------------------------------------
                                    By:     Stanley E. Maron
                                    Its:    Secretary


                                    ET HOLDINGS, L.L.C.
                                    a Delaware limited liability company

                                            /s/ Stanley E. Maron
                                    --------------------------------------------
                                    By:     Stanley E. Maron
                                    Its:    Assistant Secretary

                                    ET CONSOLIDATED, L.L.C.,
                                    a Delaware limited liability company

                                            /s/ Stanley E. Maron
                                    --------------------------------------------
                                    By:     Stanley E. Maron
                                    Its:    Assistant Secretary


                                    HAMPSTEAD ASSOCIATES, L.L.C.,
                                    a Delaware limited liability company

                                    By:     RIDGEVIEW ASSOCIATES, LLC
                                            a California limited liability
                                            company
                                    Its:    Manager

                                            /s/ Lowell J. Milken
                                    --------------------------------------------
                                    By:     Lowell J. Milken
                                    Its:    Manager


                                    MOLLUSK HOLDINGS, LLC,
                                    a California limited liability company

                                    By:     CEPHALOPOD CORPORATION
                                    Its:    Manager

                                            /s/ Lawrence J. Ellison
                                    --------------------------------------------
                                    By:     Lawrence J. Ellison
                                    Its:    Chief Executive Officer


                                    CEPHALOPOD CORPORATION,
                                    a California Corporation

                                            /s/ Lawrence J. Ellison
                                    --------------------------------------------
                                    By:     Lawrence J. Ellison
                                    Its:    Chief Executive Officer

                                    LAWRENCE INVESTMENTS, LLC,
                                    a California limited liability company

                                            /s/ Lawrence J. Ellison
                                    --------------------------------------------
                                    By:     Lawrence J. Ellison
                                    Its:    Manager



                                    RIDGEVIEW ASSOCIATES, LLC,
                                    a California limited liability company

                                            /s/ Lowell J. Milken
                                    --------------------------------------------
                                    By:     Lowell J. Milken
                                    Its:    Manager


                                            /s/ Michael R. Milken
                                    --------------------------------------------
                                    Michael R. Milken, an individual


                                            /s/ Lowell J. Milken
                                    --------------------------------------------
                                    Lowell J. Milken, an individual


                                            /s/ Lawrence J. Ellison
                                    --------------------------------------------
                                    Lawrence J. Ellison, an individual

                                   APPENDIX I

Appendix I to the Schedule 13D is hereby amended and supplemented by adding the following thereto:

The following are the names, principal occupation or employment and, if applicable, the name, principal business and address of any corporation or other organization in which such employment is conducted, of the individual directors and executive officers, if any, of each of the Reporting Persons not previously disclosed in the Schedule 13D. Each person listed below and each individual Reporting Person is a United States citizen.

KNOWLEDGE UNIVERSE LEARNING, INC.

                                                                  Principal Business
Name and Business Address        Position                         Occupation or Employment
-------------------------        --------                         ------------------------
Lowell J. Milken                 Director                         Director and Vice Chairman of the
844 Moraga Drive                                                  Board, Knowledge Universe, Inc.
Los Angeles, CA 90040

Thomas Kalisnke                  Director                         Executive employee, Knowledge
150 Shoreline Drive              Chief Executive Officer          Universe, Inc.
Redwood City, CA  94065

Randolph Read                    Director                         Executive employee, Knowledge
844 Moraga Drive                 Chief Financial Officer          Universe, Inc.
Los Angeles, CA 90040

Stanley E. Maron                 Secretary                        Shareholder, Maron & Sandler, a
844 Moraga Drive                                                  Professional Corporation
Los Angeles, CA 90040

KNOWLEDGE UNIVERSE, INC.

                                                                  Principal Business
Name and Business Address        Position                         Occupation or Employment
-------------------------        --------                        -------------------------

Lawrence J. Ellison              Director                         Chief Executive Officer, Oracle
Oracle Corporation                                                Corporation
500 Oracle Parkway
Redwood Shores, CA 94065

Michael R. Milken                Director                         Chairman of the Board, Knowledge
844 Moraga Drive                 Chairman of the Board            Universe, Inc.
Los Angeles, CA 90040

Lowell J. Milken                 Director                         (See above)
(See above)                      Vice Chairman of the
                                 Board

Steven B. Fink                   Vice Chairman                    Vice Chairman and Treasurer,
844 Moraga Drive                 Treasurer                        Knowledge Universe, Inc.
Los Angeles, CA 90040                                             Chairman of the Board and Chief
                                                                  Executive Officer, Nextera
                                                                  Enterprises, Inc.

Thomas Kalisnke                  President                        (See above)
(See above)

Stanley E. Maron                 Secretary                        (See above)
(See above)

                                  EXHIBIT INDEX

        Exhibit 1     Joint Filing Agreement dated as of November 10, 1999.

        Exhibit 2 Confidentiality Agreement dated as of May 8, 1998 between Knowledge Universe, L.L.C. and Nobel Education Dynamics, Inc. (previously filed as Exhibit 2 to Amendment No. 1 to the Schedule 13D filed with the Commission on June 2, 1998).

        Exhibit 3 Assignment of Proxy (including the Proxy as Exhibit A thereto)